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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 2)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ARV ASSISTED LIVING, INC.
                            (NAME OF SUBJECT COMPANY)

                            ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
             (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                    00204C107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SHEILA M. MULDOON, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ARV ASSISTED LIVING, INC.
                          245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                 WITH COPIES TO:

        WILLIAM J. CERNIUS, ESQ.            ALEXANDER F. WILES, ESQ.
        LATHAM & WATKINS                    IRELL & MANELLA LLP
        650 TOWN CENTER DRIVE,              1800 AVENUE OF THE STARS,
        20TH FLOOR                          SUITE 900
        COSTA MESA, CA  92626               LOS ANGELES, CA 90067
        (714) 540-1235                      (310) 203-7659




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                                  INTRODUCTION

        The Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the "Statement"), originally filed on January 5, 1998, by ARV Assisted Living, Inc., a California corporation (the "Company"), relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), to purchase all outstanding shares of the Company's common stock, no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent). All capitalized terms used herein without definition have the respective meanings set forth in the Statement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

        On January 7, 1998, Emeritus filed in the Court an Amendment to the Complaint (the "Amended State Complaint"). The Amended State Complaint joins Prometheus Assisted Living, LLC, a Delaware limited liability company, as a defendant. The Amended State Complaint is filed as Exhibit 11 hereto and is incorporated herein by reference.

        On January 8, 1998, ARV filed in the Federal Court a Memorandum of Points and Authorities in Support of ARV's Motion for a Preliminary Injunction against Emeritus (the "Memorandum"). In the Memorandum, ARV asked the Federal Court to issue a preliminary injunction: (1) barring Emeritus from voting any proxies it obtains unless and until Emeritus and all persons providing financing waive all conditions to the Emeritus tender offer; (2) requiring Emeritus to disseminate corrective materials to ARV's shareholders; (3) barring Emeritus from purchasing any more shares of ARV and from soliciting any new proxies until five days after disseminating the corrective disclosure; (4) barring Emeritus from voting any proxies obtained on a date less than five days after disseminating the corrective disclosure; and (5) requiring Emeritus to return any shares tendered to it if those shares were tendered on a date less than five days after disseminating the corrective disclosure. A copy of the Memorandum is filed as Exhibit 12 hereto and is incorporated herein by reference.

        In addition, a Class Action Complaint for Damages and Injunctive Relief (the "Class Action Complaint") was filed by Steven M. Mizel, on behalf of himself and all others similarly situated, against ARV and certain individuals in California State Superior Court on December 12, 1997. The Class Action Complaint was served on ARV on January 6, 1998. The Class Action Complaint alleges certain breaches of fiduciary duty by the defendants. A copy of the Class Action Complaint is filed as Exhibit 13 hereto and is incorporated herein by reference.


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ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

        The response to Item 9 is hereby amended by adding the following new exhibits:

        11. First Amended Complaint in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788, filed January 7, 1998.

        12. Memorandum of Points and Authorities in Support of ARV's Motion for a Preliminary Injunction against Emeritus, case no. SA-CV-98-9-LHM (EEx), dated January 8, 1998.

        13. Class Action Complaint in Mizel v. Booty, et al., case no. 787953, filed December 12, 1997.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                            ARV ASSISTED LIVING, INC.

                            By: /s/ Bernard Wheeler-Medley
                                --------------------------------------
                                Bernard Wheeler-Medley
                                Assistant Secretary

Dated January 9, 1998


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                                  EXHIBIT INDEX




EXHIBIT                       DESCRIPTION                               PAGE NO.
--------------------------------------------------------------------------------

      11.  First Amended Complaint in Emeritus Corporation v.
           ARV Assisted Living, Inc., et al., case no. 787788, filed January 7, 1998.

      12. Memorandum of Points and Authorities in Support of ARV's Motion for a Preliminary Injunction against Emeritus, case no. SA-CV-98-9-LHM (EEx), dated January 8, 1998.

      13. Class Action Complaint in Mizel v. Booty, et al., case no. 787953, filed December 12, 1997.




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